Exhibit 99.IRANNOTICE

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by the registrant and does not involve the registrant or the registrant’s management. The disclosure relates solely to activities conducted by UBS Group AG.

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. The registrant’s investment adviser and/or administrator, UBS Asset Management (Americas) Inc,. is an indirect subsidiary of UBS Group AG. As a result, it appears that registrant is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2021 filed by UBS Group AG with the Securities and Exchange Commission on March 7, 2021 contained the disclosure set forth below (with all references contained therein to “UBS” being references to UBS Group AG and its consolidated subsidiaries). By providing this disclosure, the registrant does not admit that it is an affiliate of UBS Group AG or UBS Asset Management (Americas) Inc.

The disclosure relates solely to activities conducted by UBS AG and its consolidated subsidiaries.

Disclosure Pursuant To Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13(r) to the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure may include reporting of activities not prohibited by US or other law, even if conducted outside the US by non-US affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. In 2021, the gross revenues for this UN-related account were approximately USD 19,034.19. We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy. UBS also maintains a rental surety (effectively a rental security deposit) account in relation to the Government of Iran's UN Mission premises in Geneva; there were no revenues for this account.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance "SERV"). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS's remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2021, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of 31 December 2021 were CHF 3,097.40. There have been no transactions involving this account other than in credit charges. The gross revenues to report for 2021 are CHF 2.35.

From August to December 2021, UBS processed six payments in connection with Iran under an international program designed to provide equitable access to COVID-19 vaccines, and UBS anticipates that such activity may continue, There were no revenues or profits associated with these transactions. In addition, two payments were received by UBS under the same international program in January and June 2021.